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                                  December   , 1997

PhotoDisc, Inc.
2013 Fourth Avenue, 4th Floor
Seattle, WA  98121

Ladies and Gentlemen:

    You have requested our opinion regarding certain federal income tax consequences of the proposed merger (the "Merger") of PhotoDisc, Inc. ("PhotoDisc"), with and into Print Merger, Inc. ("Merger Sub"), a wholly-owned subsidiary of Getty Images, Inc. ("Getty"). We have acted as counsel to PhotoDisc in connection with the Merger and have examined the Merger Agreement dated September 15, 1997, between PhotoDisc and Getty (the "Agreement") and the exhibits and attachments thereto. In addition, we have received written representations pertaining to the Merger from Getty, PhotoDisc and certain shareholders of PhotoDisc. Our opinions are based upon the understanding that the material facts are as described in the Agreement and appurtenant documents and that the Merger will be effected in accordance with the terms set forth in the Agreement, and in rendering our opinions we have relied upon such documents and the foregoing representations without undertaking independently to verify the accuracy and completeness of the matters covered thereby. Except as otherwise noted, capitalized terms used herein have the same meaning given to such terms in the Agreement.

    Based upon the foregoing, it is our opinion that:

The Merger will constitute a "reorganization" within the meaning of
    Section 368(a) of the Internal Revenue Code of 1986, as amended (the
    "Code").

By virtue of 1., above, for federal income tax purposes:

    A PhotoDisc shareholder receiving only Getty stock in the Merger will not recognize gain or loss in the Merger.

    Cash paid to a PhotoDisc shareholder in lieu of a fractional share of Getty common stock will be treated as having been received in payment in exchange for the Getty common stock that otherwise would have bene received in the Merger, and the PhotoDisc shareholder will recognize gain or loss equal to the difference between the cash received in lieu of such fractional share and the PhotoDisc shareholder's basis in the PhotoDisc common stock surrendered therefor.

    An exchanging PhotoDisc shareholder will have the same aggregate tax basis in
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         the Getty stock received as such shareholder had in the PhotoDisc stock surrendered in exchange therefor, reduced by any basis allocable to a fractional share of Getty common stock for which cash was received.

    The periods for which a PhotoDisc shareholder has held his or her PhotoDisc stock will be included in computing such shareholder' holding periods for the Getty stock received in the Merger, assuming the PhotoDisc stock is held by the PhotoDisc shareholder as a capital asset at the Effective Time.

    Neither PhotoDisc nor Getty will recognize gain or loss solely as a result of the Merger.

    Our opinion is subject to certain assumptions and qualifications, and is based on the truth and accuracy of the representations of the parties in the Agreement and in representation letters to be delivered by Getty and by you. Of particular importance is the assumption that the Merger will satisfy the "continuity of interest" and "continuity of business enterprise" requirements for reorganization treatment under Section 368(a) of the Internal Revenue Code of 1986, as amended. If either of these requirements is not met, then the Merger cannot be a tax-free reorganization, and each PhotoDisc shareholder would recognize gain or loss on the exchange of PhotoDisc stock for Getty stock. [Additional caveats to the effect that, if the merger is a reverse merger, the 80% test treated as met based SOLELY on representations from Getty and PhotoDisc.]

    In order for the continuity of interest requirement to be met under existing law, PhotoDisc shareholders must not, pursuant to a plan or intent existing at or before the Effective Time, dispose of an amount of Getty stock to be received in the Merger (including pre-Merger dispositions of PhotoDisc stock in contemplation of the Merger) such that they do not retain a meaningful continuing equity ownership in Getty. Generally, so long as PhotoDisc shareholders do not plan to dispose of a number of shares of Getty stock that would reduce their ownership of Getty stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the formerly outstanding stock of PhotoDisc as of the same date, the continuity of interest requirement will be satisfied. Management of PhotoDisc and of Getty have represented to us that they know of no such plan or intention that would result in the continuity of interest requirement not being satisfied. In order for the continuity of business enterprise requirement to be met, Getty must, after the Merger, either continue PhotoDisc's historic business or use a significant portion of PhotoDisc's historic business assets in a business. Management at Getty has represented to us that, following the Merger, Getty will continue PhotoDisc's historic business or use a significant portion of PhotoDisc's historic business assets in a business.

                                  *   *   *   *   *

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    Our opinions are limited to the federal income tax consequences of the
Merger and do not address the tax consequences of transactions effected prior to or after the Merger (whether or not in connection with the Merger), nor the effect of the Merger under the laws of the various state and local governments or under the laws of any other jurisdiction. Moreover, they do not address special rules which may be applicable to particular shareholders of PhotoDisc, such as shareholders who acquired their shares pursuant to the exercise of statutory stock options, shareholders which are dealers or foreign persons, or shareholders who exercise dissenter's rights. We express no opinion regarding any tax aspect or ramification of the Merger apart from the opinions specifically set forth above.

    An opinion of counsel does not bind the Internal Revenue Service or preclude it or a court from taking a position contrary to the opinion. Our opinion represents merely our last judgment as to the likely outcome of the matters described above if litigated in an appropriate forum. This opinion is based upon the Code, the Treasury Regulations issued thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this opinion. All of such authority is subject to change, including retroactive change. We disclaim any obligation to advise of any developments in areas covered by this opinion that occur after the date of this opinion.

    This opinion is rendered in connection with the Agreement and has been delivered to you for the purposes of satisfying the requirements of Sections 9.02(d) and 9.03(f) of the Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended. This opinion may not be relied upon for any other purpose without our written consent.


                                       Very truly yours,

                                       Heller Ehrman White & McAuliffe